UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: PRECISION OPTICS CORPORATION, INC. CIK: 0000867840 Tax ID: 04-2795294

2.	Name of Person Relying on Exemption: Scott Klarquist

3.	Address of Person Relying on the Exemption: 20 Pine Street, New York NY 10005

4.	Written Material. The following written materials are attached: Letter to Shareholders, dated October 16, 2020.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows on next page)

PEYE Urged to Hold Annual Meeting of Shareholders

Shareholders Must Hold Board Accountable; In Addition, the Financial Incentives of Senior Executives Should be Better Aligned with those of PEYE Shareholders

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I have been a patient PEYE shareholder for awhile now and have publicly rooted for the company to succeed. However, patience has limits and, given the flagging stock price and apparent lack of concrete progress towards sustained profitability and/or significantly increased organic revenue growth, mine have been reached. I thus present for the consideration of all PEYE shareholders the following action items. Fellow shareholders, please contact me if you would like work together with me to see progress on these fronts, which should lead over time to a higher [hopefully, MUCH higher] stock price . My full contact information is set forth below.

1. Annual Meeting : In my opinion, it is high time that PEYE holds an annual meeting. I have been unable to locate any evidence in company SEC filings that it has held such a meeting to elect directors since November 2009, nearly eleven years ago(!) According to Section 2.1 of PEYE's bylaws, however, the company is supposed to hold such a meeting every calendar year:

"The annual meeting of Precision Optics Corporation, Inc.'s stockholders SHALL BE HELD EACH YEAR at such date and time as shall be designated from time to time by the Board or the Chief Executive Officer and state in the notice of the meeting." [emphasis added]

See https://www.sec.gov/Archives/edgar/data/867840/000101968714002708/precision_ex301.htm

Moreover, as a Massachusetts corporation, PEYE is bound by the corporate law of that state, which includes the following provision regarding annual meetings of MA-incorporated companies [Section 7.01 of Chapter 156D]:

"A corporation shall hold a meeting of shareholders annually at a time stated in or fixed in accordance with the bylaws".

Sound corporate governance dictates that companies (especially those publicly traded) hold regular annual meetings, so shareholders can choose company directors (and, more importantly, vote AGAINST those directors not upholding their fiduciary duty to shareholders). Nearly a year ago I spoke to the PEYE IR representative, Robert Blum of Lytham Partners, regarding this very issue. I was informed that PEYE annual meetings are not held largely because of cost considerations. However, given the recent pandemic, almost every public company that I am aware of has gone to virtual meetings, which should (at least in theory) be far less costly than arranging such meetings in-person. Furthermore, even with in-person annual meetings, there is no reason these could not be held on PEYE corporate premises in order to reduce costs. (I have been to a number of annual meetings that are held in small conference rooms at company headquarters. Even Berkshire Hathaway used to do this in the early 1980s.) I strongly urge all PEYE shareholders to reach out to Mr Blum and the company and demand that PEYE schedule an annual meeting ASAP so shareholders can have their say (i.e., vote) on company leadership.

2. Accountability to Shareholders; Alignment (or Lack Thereof) of Financial Incentives : In addition, it does not appear to me that the financial incentives of PEYE's senior executives have been properly aligned with those of shareholders. The following comes from page 26 of PEYE's 2020 Form 10-K filing :

"Dr. Joseph N. Forkey has served as our Chief Executive Officer, President and Treasurer since February 8, 2011. Dr. Forkey has been a member of our Board of Directors since 2006. He served as our Chairman of our Board of Directors from February 2011 to July 2014. He served as our Executive Vice President and Chief Scientific Officer from April 2006 to February 2011, and held the position of our Chief Scientist from September 2003 to April 2006."

Since September 2003 (when Mr Forkey became PEYE's Chief Scientist), PEYE stock is DOWN about 97.5% (from ~$50/share to the recent $1.26/share). In addition, since April 2006 (when Mr Forkey joined our board), PEYE stock is DOWN about 84% (from ~$8/share to the recent $1.26/share). [Share price data according to Barron's website. See https://www.barrons.com] Nor does it appear from its SEC filings that PEYE has ever paid a dividend to shareholders. So while shareholders have suffered an almost 100% loss on their PEYE stock over the past 17 years (including no dividends paid out), Mr Forkey in his various capacities at PEYE has collected a large amount of cash and other compensation. In fact, per the recent 10-K filing he was paid over $876,000 over the past two years, i.e., FY2019 and FY2020 (in excess of 5% of the current PEYE market cap!), including the value of stock grants. This is a massive increase from the $120,000 per year total compensation he previously received as CEO, per SEC filings. In my view, something is seriously off with the senior executive incentive system at PEYE. Perhaps we need new leadership altogether.

IN SUM, I AM TIRED OF SEEING PEYE STOCK LANGUISH IN THE LOW $1 RANGE. SHAREHOLDERS NEED TO LIGHT A FIRE UNDER PEYE MANAGEMENT AND BOARD NOW! AT AN ABSOLUTE BARE MINIMUM, WE SHOULD BE ABLE TO VOTE AT AN ANNUAL MEETING, LIKE ANY OTHER PUBLIC COMPANY. PLEASE JOIN ME IN THIS EFFORT. THANK YOU.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely the filer.

Source and Contact Info:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

sklarquist@sevencornerscapital.com

(646) 592-0498